UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Telecom Argentina S.A.

Item

1. English translation of a letter dated September 3, 2018 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, September 3, 2018

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

RE.: Report of complaint in the case entitled “ASSOCIATION FOR THE DEFENSE OF USERS AND CONSUMERS A/CABLEVISIÓN S.A. ACCORDING TO ORDINARY PROCEEDING” (Expte 25633/2017).

Dear Sirs,

I am writing to you in my capacity as Attorney in fact of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”), in order to inform that my represented, in its character of surviving company of the merger with Cablevisión, has been notified on August 28 of the complaint indicated in the reference, initiated by the “Association for the Defense of Users and Consumers” (“ADUC”), in proceeding before the Lower National Court in Civil and Commercial Federal No. 17, Secretariat No. 33, CABA.

The complaint filed by ADUC seeks, in summary, that in relation with the cable and internet services under the Fibertel brand: a) cease to “impose the sending of the documentation referring to its products (invoices, among others) through electronic means, ceasing its sending by physical support, without the express option for the use of this alternative means by the consumer; b) stipulate the obligation to the defendant to resume the shipment of the information to the consumer by physical support; c) reimburse to each one of the users of the amounts illegitimately perceived for the shipment cost by physical support omitted  illegally by the defendant. All of it since the effective date of Law No. 27,250; d) impose the corresponding punitive damage.”

The aforementioned claim is for an undetermined amount.

The Company will exercise the defense of its interests within the framework of this action.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea Cerdán
Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: September 4, 2018	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Realtions